Mail Stop 4561
								July 6, 2005

Charles T. Field
Chief Financial Officer
Interchange Financial Services Corporation
Park 80 West/Plaza Two
Saddlebrook, NJ 07663


	Re:	Interchange Financial Services Corp.
Form 10-K for the fiscal year ended December 31, 2004
File No. 1-10518

Dear Mr. Field,

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,


								Paul Cline
								Senior Accountant